October 4, 2024

Thomas S. Timko
Executive Vice President and Chief Financial Officer
Diebold Nixdorf, Incorporated
350 Orchard Avenue NE
North Canto, OH 44720

       Re: Diebold Nixdorf, Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K furnished on February 14, 2024
           Response dated September 26, 2024
           File No. 001-04879
Dear Thomas S. Timko:

       We have reviewed your September 26, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

1.     Your response to prior comment 1 indicates that you will remove the non-GAAP
       combined presentation that adjusts to exclude the impact of fresh start accounting;
       however, your response also indicates that in future filings you intend to provide the
       combined amounts without any adjustments as    Non-GAAP combined   . A
presentation
       that merely combines the predecessor and successor periods would not be appropriate given that the predecessor and successor periods are not comparable. Please confirm that you will not present combined results in future filings and that your MD&A discussion will be limited to a discussion of historical results that separately compares the historical results of the respective successor and predecessor periods.
 October 4, 2024
Page 2

Form 8-K furnished on February 14, 2024
Non-GAAP Financial Measures and Other Information, page 3

2. We note your response to prior comment 1 does not address the presentations in your earnings releases on Form 8-K. Please confirm you will also remove the combined presentation and other non-GAAP measures that adjust to exclude the impact of fresh start accounting from future filings.
3. We note your response to prior comment 3. Please provide us with a more detailed explanation of the nature of and quantitative breakdown of professional fees (legal and
       consulting).    Also, we note that your disclosures on page 85 of the
Form 10-K indicate
       that the charges relate to streamlining operations, driving efficiencies and digitizing processes and on page 17 of the Form 10-Q you disclose that the continuous improvement initiative focused on innovating your solutions to support a better transaction experience for consumers at bank and retail locations through the integration of hardware, software and services. Please explain, in detail, how you determined that these costs do not represent normal, recurring, cash operating expenses necessary to operate your business.
       Refer to Question 100.01 of the non-GAAP C&DIs.
       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Elizabeth Radigan